Mail Stop 3561

September 11, 2006

Charles Sander, President
Catcher Holdings, Inc.
39526 Charlestown Pike
Hamilton, VA  20158-3322


      RE:  Catcher Holdings, Inc. ("the company")
              Amendment No. 2 to Registration Statement on Form SB-2
              Filed August 15, 2006
              File No.  333-133579

Dear Mr. Sander:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your registration statement for the events disclosed in the Form 8-K filed September 1, 2006.

2. We note the termination of employment of your CFO. We also note the disclosure in your Form 10-QSB for the quarter ended June 30, 2006 that your "Chief Executive Officer and [your] Chief Financial Officer determined that, [your] disclosure controls and procedures could be strengthened by considering and documenting alternative accounting positions with respect to complex transactions."
Please
revise your prospectus, including your Risk Factors and MD&A sections, to provide appropriate disclosure.

Risk Factors, page 9

3. We note your supplemental response to the second comment of our last letter. The second paragraph of your response suggests that the registrant was aware of its lack of compliance with the federal securities laws when it filed the three Form S-8 registration statements. It would appear appropriate to disclose this matter and explain the possible adverse effects on the registrant as a result.

Consolidated Statement of Shareholders` Equity, F-7

4. It appears that 46,640 shares that were previously disclosed as issued during the year ended December 31, 2004 are no longer being presented. It would also appear that these shares, in addition to the 301,875 issued in April 2005, represent the 348,515 shares transferred as part of the UST transaction as disclosed on in note 9 on F-21. Please clarify and revise to correct this mathematical inaccuracy.

Notes to Consolidated Financial Statements

Note 10 - Stock-Based Compensation, F-24

5. Please revise to provide the minimum required disclosures of SFAS
123(R) and SFAS 148.


Form 10-QSB for the quarterly period ended June 30, 2006

Item 3.  Controls and Procedures, page 27

6. The company`s conclusion on the effectiveness of the disclosure controls and procedures for the period ended June 30, 2006 is unclear. The company concluded that the disclosure controls and procedures were effective for the quarter ended June 30, 2006, but in the subsequent paragraph stated that the disclosure controls and procedures could be strengthened as a result of a restatement. Item
307 of Regulation S-B requires that when you amend your periodic reports to file your restated financial statements, the effect of the restatement on the officers` conclusions regarding the effectiveness of the company`s disclosure controls and procedures should be disclosed. In addition, if the officers` conclude that the disclosure controls and procedures were effective, despite the restatement, the basis for the officers` conclusions should be disclosed. Please revise.

Other Exchange Act Filings

7. Please revise your Forms 10-KSB for the year ended December 31, 2005 and 10-QSB for the quarterly periods ended March 31, 2006 and June 30, 2006 and any other applicable filings to comply with the comments above.

Other Regulatory

8. Please provide a currently dated consent of the independent accountants in any amendments.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Angela Halac at (202) 551-3398 with any accounting related questions, and Janice McGuirk at (202) 551-3395 with any other questions.




	Sincerely,





	John Reynolds

	Assistant Director




cc:   Jeremy D. Glaser, Esq.
        via fax  (858) 720-5125

Charles Sander
Catcher Holdings, Inc.
September 11, 2006
Page 1